EXHIBIT 99.1

Student Transportation Inc. Declares Quarterly Dividend

Dividends Will Continue to be Paid Monthly

BARRIE, Ontario, May 10, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that the Board of Directors has continued its practice of approving the announcement of dividends quarterly. Dividends will continue to be paid on a monthly basis to shareholders of record.

STI will pay a regular monthly cash dividend of C$0.04636833 per common share on July 16, 2012, August 15 and September 15 to shareholders of record at the close of business on June 29, 2012, July 31 and August 31.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

Denis J. Gallagher, Chairman and Chief Executive Officer of the company said, "The Board's decision to continue to approve our dividend payments as we have for almost eight consecutive years demonstrates the confidence in the fundamental strength of our business and growth prospects. Our recently announced strong operational results for the third quarter builds on the momentum established earlier in the year and will continue for the remainder of the current fiscal year. Our new contract awards and new business we anticipate closing soon in Texas and Washington State for the coming school year positions us for another solid year in fiscal 2013."

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com